Exhibit 23.2

Consent of Independent Registered Chartered Accountants

We consent to the use in this Registration Statement on Form F-1 of our report dated February 26, 2010, except as to Note 25, which is as of July 12, 2010, relating to the 2009 consolidated financial statements and the retrospective adjustments to the financial statements for the twelve month period ended August 31, 2008, the two month period ended August 31, 2007 and the twelve month period ended June 30, 2007 of CIBT Education Group Inc. (which report expresses an unqualified opinion and includes a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America reporting differences relating to changes in accounting principles) appearing in the Prospectus, which is part of this Registration Statement. We also consent to the reference to us under the headings “Selected Financial Data” and “Experts” in such Prospectus.

(Signed) Deloitte & Touche LLP

Vancouver, Canada
July 14, 2010